Exhibit 4.29

TERMINATION AGREEMENT

This Termination Agreement (this “Termination Agreement”) dated as of November 14th, 2017 (the “Effective Date”), is made by and between Kamada Ltd. (“Kamada”), and Chiesi Farmaceutici S.p.A. (“Chiesi”) (Kamada and Chiesi are jointly referred to herein as the “Parties”).

RECITALS

WHEREAS, on August 2nd, 2012, the Parties have entered into that certain Exclusive Distribution Agreement, according to which: (a) Kamada was responsible, inter alia, for the development and receiving approval of the Marketing Authorization Application ("MAA") from the European Medicines Agency ("EMA") for its inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (the "Product"); and (b) Chiesi was responsible, inter alia, upon receiving approval of the MAA from the EMA, for obtaining reimbursement and distribution of the Product in Europe (the “Distribution Agreement”); and

WHEREAS, the Distribution Agreement was subsequently amended by a first amendment thereto dated November 19, 2015 (the “First Amendment”) and a second amendment thereto dated September 1, 2016 (the “Second Amendment”); and

WHEREAS, on April 12, 2017, the Parties have also entered into that certain Safety Data Exchange Agreement and Medical Enquires Handling to define their respective pharmacovigilance responsibilities (the “SDEA”); and

WHEREAS, following extensive discussions with the EMA, Kamada concluded that the EMA does not view the data submitted to it as sufficient for approval of the MAA, and that the supplementary data needed for such approval requires an additional clinical trial and accordingly decided to withdraw the MAA; and

WHEREAS, based on the MAA withdrawal and the anticipated timelines for potentially resubmitting the MAA, the Parties mutually decided to terminate the Distribution Agreement.

NOW THEREFORE, in consideration of the mutual promises and obligations contained in this Termination Agreement, the Parties hereby agree as follows:

1.	All terms used in this Termination Agreement shall have the same meanings ascribed to them in the Distribution Agreement, unless otherwise explicitly indicated herein.

2.
Immediately upon the Effective Date, the Distribution Agreement, the First Amendment, the Second Amendment and the SDEA shall terminate in their entirety and consequently, all rights and obligations of either Party thereunder shall be terminated (including, for the avoidance of doubt, all rights and obligations related to the Commercialization Agreement) and, except for the Parties' undertakings under Sections 6.9 (Trademarks), 13.1 (Kamada Indemnity), 13.2 (Chiesi Indemnity), 13.3 (Claims for Indemnification), 13.4 (Third-Party Claims) and 13.6 (Limitation on Liability) and Articles 12 (Confidential Information), 15 (Notices) and 16 (Miscellaneous), other than Section 16.13, of the Distribution Agreement, neither Party shall have any right or obligation towards the other Party related to the Distribution Agreement, the First Amendment, the Second Amendment and the SDEA.

3.
Both Parties agree that they shall not be entitled to receive any compensation from the other Party or anyone acting on its behalf, in any manner whatsoever, as a result of or in connection with, or derived from the Distribution Agreement, the First Amendment, the Second Amendment and the SDEA or the termination thereof, and either Party, effective as of the Effective Date,on behalf of itself and each of its agents, principals, officers, directors, employees, stockholders, partners, parents, subsidiaries, affiliates, predecessors, successors, representatives, and assigns, fully, finally and forever releases relinquishes and discharges the other Party and any acquirer or assignee of the other Party's assets and their respective past, present or future officers, directors, shareholders, joint venturers, affiliates, members, partners, partnerships, principals, parent companies, subsidiaries, representatives, employees, servants, and agents, in their capacities as such, of and from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages or causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs incurred) of any nature whatsoever, in law or in equity, whether known or unknown, anticipated or unanticipated, and whether accrued or hereafter to accrue that they now have, may have, or could have from the beginning of time to the Effective Date that in any way arises out of, are connected with, or that are in any way related to, the Distribution Agreement, the First Amendment, the Second Amendment and the SDEA, excluding only claims for breach of this Termination Agreement and the provisions, rights and obligations of the Parties that expressly survive the Effective Date as set forth in this Termination Agreement.

4.
This Termination Agreement constitutes the entire understanding and agreement between the Parties hereto and supersedes any and all prior discussions, agreements and correspondences with regard to the Distribution Agreement, the First Amendment, the Second Amendment and the SDEA.

5.
Subject to paragraph 6 of this Termination Agreement, neither Party may issue any announcement, press release or make any such other public statement, in each case, with respect to or in connection with this Termination Agreement, without consent of the other Party.  The Parties shall consult together on the timing, contents and manner of release of any such announcement, press release or public statement.

6.
The Parties agree to make an announcement with respect to this Termination Agreement, in the form set out in the Appendix, within two (2) Business Days of the Effective Date (the “Announcement”). Thereafter, each Party may, without consultation or consent from the other Party, make any public statement in response to questions from the press, research analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents filed with any stock exchange authority, so long as such statements, announcements and disclosures substantially reiterate the Announcement or the information within it, and are not inconsistent with the Announcement.

[signature page follows]

Kamada – Chiesi – Termination Agreement	Page 2

IN WITNESS WHEREOF, the Parties hereto have caused this Termination Agreement to be executed by their duly authorized respective officers as of the Effective Date.

Kamada Ltd.		Chiesi Farmaceutici S.p.A.
By:	_________________________ Amir London CEO	By:	_________________________ Alberto Chiesi President

By:	_________________________ Gil Efron Deputy CEO & CFO	By:	_________________________ Ugo Di Francesco CEO

Kamada – Chiesi – Termination Agreement	Page 3

APPENDIX

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